[SUN LETTERHEAD]

February 18, 2009

Mr. Jerard Gibson	Via EDGAR and facsimile at (703) 813-6984

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Sun Communities, Inc. (the “Company”)

Registration Statement on Form S-3

Registration No. 333-156618

Dear Mr. Gibson:

We hereby request that the acceleration request submitted on February 17, 2009 for the above-captioned Registration Statement be withdrawn.

Very truly yours,

SUN COMMUNITIES, INC.

By:	/s/ Gary A. Shiffman

Gary A. Shiffman, Chief Executive Officer

1673298.01